United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Purchases of equity securities by the issuer and affiliated purchasers on May 31, 2022

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				143,274,210	2.87%	2.87%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	XP Investments US	Buy	04/28/22	775,000	16.71314	64,905,883.43
ADS	VALE	J.P. Morgan Securities Inc.	Buy	04/29/22	1,500,000	17.27488	127,465,322.48
ADS	VALE	BofA Securities, Inc. Global Markets	Buy	05/02/22	1,285,000	16.17635	104,485,964.73
ADS	VALE	BofA Securities, Inc. Global Markets	Buy	05/03/22	1,500,000	16.67392	125,472,050.27
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/04/22	1,207,078	16.18303	97,852,552.75
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/05/22	1,297,392	15.93755	103,491,685.46
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/06/22	1,212,005	15.70692	96,612,113.42
ADS	VALE	Bradesco Securities Inc	Buy	05/09/22	1,230,000	14.95633	94,446,543.05
ADS	VALE	Bradesco Securities Inc	Buy	05/10/22	1,550,000	14.72622	117,300,947.52
ADS	VALE	Bradesco Securities Inc	Buy	05/11/22	1,310,000	15.42073	103,518,821.23
ADS	VALE	Bradesco Securities Inc	Buy	05/12/22	931,862	14.95602	71,750,185.99
ADS	VALE	Bradesco Securities Inc	Buy	05/13/22	964,104	15.42449	75,952,687.03
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/16/22	1,950,919	15.83526	156,524,063.40
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/17/22	619,563	16.10952	49,580,946.91
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/18/22	700,000	15.65164	54,333,735.46
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/19/22	505,400	16.22862	40,351,938.11
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/20/22	656,593	16.64084	53,295,017.38
ADS	VALE	XP Investments US	Buy	05/23/22	700,000	17.28077	58,030,736.02
ADS	VALE	XP Investments US	Buy	05/24/22	608,100	17.14055	50,141,704.39
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/25/22	625,858	17.40462	52,676,596.65
ADS	VALE	XP Investments US	Buy	05/26/22	465,600	17.58796	39,279,958.27
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				164,868,684	3.30%	3.30%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: June 13, 2022		Head of Investor Relations